March 15, 2019

Paul Moody
Chief Executive Officer
Fast Lane Holdings, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

       Re: Fast Lane Holdings, Inc.
           Amendment No. 1 to Registration Statement on Form 10-12G Filed March 5, 2019
           File No. 000-56019

Dear Mr. Moody:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 19, 2019 letter.

Amendment No. 1 to Form 10-12G filed March 5, 2019

Business, page 3

1. Please ensure that your response to prior comment 2 is complete. It is unclear why your response does not address NL One Corporation or Wealth Acquisition, Inc., for example.
2. Given your response to prior comment 3 that each share of "Predecessor" was exchanged for shares of "Successor" and then all outstanding shares of "Predecessor" held by
      "Successor" were cancelled, please clarify who owned "Predecessor" after the cancellation. Also (1) clarify the registrant's business purpose for the transactions mentioned in your response, and (2) address the last sentence of prior comment 3 seeking all disclosure required by Regulation S-K Item 404 regarding related persons' interests in the transactions disclosed in Item 1.
 Paul Moody
Fast Lane Holdings, Inc.
March 15, 2019
Page 2
Recent Sales of Unregistered Securities, page 13

3. Your response to prior comment 6 appears to state both (1) that there were no sales and
         (2) that there was a sale that you believe Section 4(a)(2) exempted from registration.
         Please expand your response to clarify whether the transactions mentioned in Item 1 involving your securities and any other transactions by which you issued securities involved a "sale" of securities as defined by the Securities Act. Cite in your response all authority on which you rely. It remains unclear how you have provided all disclosure required by Regulation S-K Item 701.
Exhibits, page 15

4. Please file as an exhibit the separation agreement indicated in your response to prior comment 3.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso,
Legal Branch Chief, at (202) 551-3617 with any other questions.



FirstName LastNamePaul Moody                                   Sincerely,
Comapany NameFast Lane Holdings, Inc.
                                                               Division of
Corporation Finance
March 15, 2019 Page 2                                          Office of
Electronics and Machinery
FirstName LastName